TOWER ONE WIRELESS CORP.
Quarterly Report
June 30, 2022

MANAGEMENT DISCUSSION AND ANALYSIS

1.1 Date of Report, Aug 29, 2022

The following amended management's discussion and analysis ("MD&A") has been prepared as of Aug 29, 2022 and should be read in conjunction with the consolidated financial statements and accompanying notes for the quarter ended June 30, 2022 which are prepared in accordance with International Financial Reporting Standards ("IFRS"). All amounts are stated in Canadian dollars unless otherwise indicated

This MD&A includes certain statements that may be deemed "forward-looking statements". Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "estimate", "expect", "may", "project", "predict", "potential", "could", "might", "should" and other similar expressions. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2 Nature of Business

Tower One Wireless Corp. ("Tower One" or the "Company") is a pure-play, build-to-suit ("BTS") tower owner, operator and developer of multitenant communications real estate. The Company's primary business is the leasing of space on communications sites to mobile network operators ("MNOs"). The Company offers tower-related services in the largest Spanish speaking countries in Latin America: Colombia, Ecuador and Mexico. These tower-related services include site acquisition, zoning and permitting, structural analysis, and construction which primarily supports the Company's site leasing business, including the addition of new tenants and equipment on its sites. BTS is where a long-term site lease is in hand with a tenant prior to undergoing construction. As of June 30, 2022, the Company had a total of 12 signed master lease agreements ("MLAs") with major MNOs in Ecuador, Colombia and Mexico and a total backlog of over 400 sites. In Colombia, the Company had executed MLAs with Claro, Telefónica, Avantel, DirecTV, Tigo and Wom and a backlog of approximately 400 sites. In Mexico, the Company had executed MLAs with Altan and AT&T.

Tower One Wireless Corp. ("Tower One" or the "Company") was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. On October 14, 2011, the Company became a reporting company in British Columbia and was approved by the Canadian Securities Exchange ("CSE") and commenced trading on November 16, 2011. The Company's registered office is located at Suite 605, 815 Hornby Street, Vancouver, BC, Canada V6Z 2E6.

On January 17, 2017, Tower One completed a Share Exchange Agreement (the "Agreement") with Tower One Wireless Colombia SAS (previously Tower Three SAS) and the shareholders of Tower Three SAS.  According to the Agreement, Tower One acquired Tower Three by issuing shares which resulted in the shareholders of Tower Three obtaining control of the Company (the "Acquisition").  Accordingly, this transaction was recorded as a reverse acquisition for accounting purposes, with Tower Three being identified as the accounting acquirer.  The condensed consolidated interim financial statements are a continuation of the financial statements of Tower Three while the capital structure is that of the Company. The historical operation assets and liabilities of Tower Three are included in the condensed consolidated interim financial statements and the comparative figures are those of Tower Three.

Tower Three SAS was incorporated on December 30, 2015 under the Laws of Colombia. Tower Three has secured 4G LTE cellular tower development contracts in Colombia. The Company focuses primarily on building cellular towers in municipalities where there currently is very limited or no cellular coverage, which enhances the probability of multiple carriers sharing the tower and minimizes competitive risk.

On April 3, 2018, the Company acquired a 90% ownership interest in Comercializadora Mexmaken, S.A. de C.V. ("Mexmaken").  Mexmaken is a private company incorporated under the laws of the United Mexican State on September 9, 2015.

On March 1, 2019, the Company entered into an agreement to buy the remaining 30% ownership interest of TCTS from its previous shareholders for US$ 80,000. With this agreement, Tower One Wireless owns 100% of the shares of TCTS.

On August 1, 2019, the Company entered into a 50% joint venture with an international operator (the "JV Partner") that has experience in running over 600 crews in their markets and installing Ericsson and Nokia equipment in Latin America. The strategic decision was made to enhance TCTS's ability to provide quality service to its customers and to leverage on the expertise in managing construction crews efficiently. As part of the agreement, the JV Partner made an investment of US$250,000 into TCTS for a 50% ownership interest in the subsidiary. These funds were used for operations.

On October 18, 2019, the Company entered into a Share Purchase Agreement with the shareholder of Innervisions Telecom S.A.S. ("Innervisions") to acquire the remaining 10% ownership interest, through its Colombian Subsidiary, Tower Three S.A.S. To obtain the 10% ownership interest, the Company received the remaining 300 shares in exchange for a purchase price of COP $7,000,000.

On April 6, 2021, the Company entered into a joint operation with Commerk S.A.S. ("Commerk") to operate collaboratively on the development, construction and operation of telecommunication tower projects in Columbia. The Company and Commerk each control 50% of the joint arrangement and have equal voting rights. The term of the joint arrangement is for seven years, with automatic successive renewal terms of additional seven-year periods, provided that neither of the parties has expressed its intention to terminate the agreement at least thirty calendar days prior ot the expiration of the initial or extended term. The Company is entitled to a proportionate share of the income received and bears a proportionate share of the joint operation's expenses.

Pursuant to the joint operation, Commerk will provide equity contributions towards the tower projects that will be entrusted to Tower 3 SAS. The contributions will be handed over monthly after submitting evidence of the telecommunication towers placed in service during the preceding month and the amount shall be determined based on the cash flow associated to the towers in service during the month. The equity contributions provided by Commerk accrue interest at a rate of 6.2% per annum and will accrue from the date contribution is received by Tower 3 SAS.

In June 2021, the Company acquired an additional 26.25% of common shares of Evotech not previously owned by Tower One for total purchase price of $36,244 (U$30,000) cash and the issuance of 6,300,000 common shares with a fair value of $569,520, increasing its ownership from 65% to 91.25%. As the Company previously controlled Evotech, the transaction resulted in a change to the Company's ownership stake and was accounted for as an equity transaction.

On September 20, 2021, the Company entered into a Share Transfer Agreement with the sole shareholder of Towerthree Wireless Del Ecuador SA ("Towerthree Ecuador") to acquire a 90% ownership interest. Since its incorporation in 2019, Towerthree Ecuador had minimal operations and held preliminary agreements with certain municipalities where the cities offices provided Towerthree Ecuador with a list of public spaces that Towerthree Ecuador are authorized to build towers on. In consideration for the 90% ownership interest, the Company paid $920 (US$720). As Towerthree Ecuador did not meet the IFRS 3, Business Combinations, definition of a business the acquisition was accounted for as an asset acquisition.

1.3 Overall Performance

Highlights during the period ending June 30, 2022:

  A total of 78 new towers were constructed during the six months ended June 2022. 27 in Q1 and 51 during Q2. Also, 5 new collocations were signed in the first six months of 2022, four in Q1 and one in Q2.

  As of June 30, 2022, 226 sites were in different stages of Work in Progress (163 in Colombia, 13 in Mexico and 50 in Ecuador).

  The Company announced a comprehensive update on recent company milestones throughout Colombia, Mexico and Ecuador. The Company now has a total two hundred and eighty-two (282) completed wireless towers throughout Colombia, Mexico and Ecuador, with forty-two (42) collocations. Tower One has a backlog of four hundred sites awarded for Build To Suit "BTS" tower construction and intends to aggressively expand its portfolio of completed and tenanted towers throughout 2022.

1.4 Results of Operations

	June 30, 2022 $	June 30, 2021 $
Net income /(loss)	(2,514,530)	(1,642,128)
Basic and diluted loss per share	(0.02)	(0.02)
Cash	1,568,906	1,317,207
Total Assets	32,281,511	20,786,303
Non-Current Liabilities	16,822,985	14,888,812

During the quarter ended June 30, 2022, the Company incurred net loss from the operations of $ 2,514,530 (June 30, 2021 - loss $1,642,128). The main reason for the decrease was the distribution of results for the joint venture in 2022 (845,880)

As at June, 2022, the Company had a negative working capital of $25,023,397 from continuing operations (December 2021- $16,749,316) and an accumulated deficit of $36,183,580 (December 31, 2021 - $32,247,379). The decrease in the working capital ($8,274,081) was as a result of a higher amount in the loans payable due to the new agreements in Ecuador ($5,858,193) and an addition in accounts payable ($836,458), mainly in Ecuador related to the new expansion.

Total revenue was $2,685,631 for the quarter ended June 30, 2022 compared to $652,105 as of June 30, 2021. The main reason for the variance was an increase of Tower One Wireless Colombia SAS sales during 2022 ($2,164,788) being the main driver the service for construction of towers $1,275,438. In addition, the monthly recurring service fee raised from $461,463 in 2021 to $1,209,261 in 2022. The Company expects to generate revenues in 2022 from monthly lease payments by MNOs on existing and future tower sites and for the construction of new towers as a service.

During the quarter ended June 30,2022, the Company incurred professional fees in the amount of $673,415 (June 30, 2021 - $428,959). The main reason for the increase was audit fees ($47.353), legal fees ($41,469) and professional services miscellaneous ($107,355).

During the quarter ended June 30,2022, office and miscellaneous expenses increased to $994,252 compared to $116,845 for the period ended June 30, 2021 mainly due to an increase of the other expenses related to the distribution of the results for the joint venture in 2022 ($845,880).

During the quarter ended June 30,2022, advertising and promotion increased to $136,089 compared to $40,911 for the period ended June 30, 2021. The reason for the increase was driven by additional efforts from the company to advertise during 2022.

During the quarter ended June 30,2022, the Company incurred travel expense in the amount of $64,533 (June 30, 2021 - $7,224). The main reason for the increase is related to the travels made for business development.

The Company incurred $438,395 in interest, financing charges and bank charges during the quarter ended June 30,2022 compared to $563,811 in the same period of the prior year. The decrease is driven by the IFRS 16 interest booked in 2021 for leasing in Argentina ($57,843).

During the quarter ended June 30,2022, maintenance and operation expenses increased to $288,531 from $148,538 compared to June 30, 2021. The main reason for the increase was the additional employees and additional compensations in Tower One ($135,290).

During the quarter ended June 30,2022, the Company recorded $473,407 in unrealized foreign exchange gain due to differences in functional and presentation currency which has been booked to accumulated other comprehensive loss. The Company's presentation currency is the Canadian Dollar. The functional currency of each of the entities included in the consolidated group is as follows: Tower One Wireless Corp. Canadian Dollar; Tower One Wireless Colombia SAS and Innervisions is the Colombian Peso; Evolution Technology S.A. and Tower 3 is the Argentina Peso; TCTS is the US Dollar; Mexmaken is the Mexican Peso and T3 Ecuador in US Dollar.

The results and financial position of a subsidiary whose functional currency is not the currency of a hyperinflationary economy is translated into the presentation currency using the following procedures:

i. Assets and liabilities for each statement of financial position presented (i.e. including comparatives) are translated at the closing rate at the date of the statement of financial position;

ii. Income and expenses for each statement presenting profit or loss and other comprehensive income (i.e. including comparatives) are translated at exchange rates at the dates of the transactions; and

iii. All resulting exchange differences are recognized in other comprehensive income.

The results and financial position of a subsidiary whose functional currency is the currency of a hyperinflationary economy are translated into the presentation currency using the following procedures:

i. All amounts (i.e. assets, liabilities, equity items, income and expenses, including comparatives) are translated at the closing rate at the date of the most recent statement of financial position, except that

ii. When amounts are translated into a non-hyperinflationary presentation currency (i.e. CAD), comparative amounts remain unchanged from those reported in the prior periods.

When an entity's functional currency is the currency of a hyperinflationary economy, the entity shall restate its financial statements in accordance with IAS 29 - Financial Reporting in Hyperinflationary Economies before applying the translation method described above. When the economy ceases to be hyperinflationary and the entity no longer restates its financial statements in accordance with IAS 29, it shall use as the historical costs for translation into the presentation currency the amounts restated to the price level at the date the entity ceased restating its financial statements.

Selected Quarterly Information

	June 30, 2022 $	March 31, 2022 $	December 31, 2021 $	September 30, 2021 $	June 30, 2021 $	March 31, 2021 $	December 31, 2020 $	September 30, 2020 $
Revenue	2,685,631	3,979,685	4,597,866	4,386,775	652,105	1,050,880	1,798,832	542,323
Net income / loss from continuing operations	(2,514,530)	(1,651,485)	(3,490,424)	975,513	(1,642,128)	(437,249)	(655,268)	(1,858,471)
Cash	1,568,906	929,597	1,059,386	525,363	1,317,207	363,534	122,759	125,780
Total Assets	32,281,511	29,547,412	21,886,972	17,534,961	20,786,303	13,809,259	11,109,460	9,973,575
Non-Current Liabilities	16,822,985	15,175,196	12,381,452	12,731,647	14,888,812	1,612,526	1,737,225	1,670,462

Significant factors and trends that have impacted Tower One's results during the years presented above include the following:

a) The impairment of investments in the total amount of $441,292 incurred in the fourth quarter of 2019 was a one-time expense; in 2019 the amount recorded in the fourth quarter related to impairment of investments was $1,531,742.

b) During the second and the fourth quarter of the year 2020, the company sold towers in Mexico for the total of $5,119,888, that explains the revenue increase for those periods. Also, during the first quarter the towers that were allocated as held for sale in 2019 were actually sold in Argentina for a total of $1,274,154, explaining the revenue increase for that period.

c) During the third quarter of 2021 the company sold the remaining towers in Argentina for a total of 1,870,291 that explained the net income for that period.

d) During the fourth quarter of 2021 the company adjusted the intangibles for the MLAs in Argentina for a total of $1,055,094.

e) During the second quarter of 2022 the company included in other expenses the portion related to the distribution of the results for the joint venture of 2022 ($873,221).

1.5 Liquidity and Capital Resources

As at June 30, 2022, the Company has total assets of $32,281,511, cash of $1,568,906 and a negative working capital from operations of $25,023,397. The decrease in the working capital was as a result of a higher amount in the loans payable due to the new agreements in Ecuador (5,858,193) and an addition in accounts payable (836,458), mainly in Ecuador related to the new expansion.

During the period ended June 30, 2022, the Company used ($2,361,917) in operating activities compared to ($2,662,962) during the quarter ended June 30, 2021.

During the quarter ended June 30, 2022, the Company spent ($6,973,492) primarily on building towers, compared to ($5,609,760) during the period ended June 30, 2021.

During the period ended June 30, 2022, the Company receive cash from loans of $15,923,048 ($9,790,934 - June 30, 2021), loans from related parties of $508,846 (($79,830) - June 30, 2021); repaid loans for $6,034,250 ($57,386  - June 30, 2021), loans from related parties for $193 ($234,247 - June 30, 2021).

At June 30, 2022, share capital was $18,403,613 comprising 119,258,849 issued and outstanding common shares and outstanding. There are no common shares held in escrow as of June 2022.

At present, the Company's operations generate minimal cash inflows and its financial success after June 30, 2022 is dependent on management's ability to continue to obtain sufficient funding to sustain operations of building towers in municipalities where there currently is very limited or no cellular coverage, which enhances the probability of multiple carriers sharing the tower and minimizes competitive risk.

The Company may not be able to generate enough cash flows from its operations in the foreseeable future to support its working capital needs. As a result, the Company will have to rely on funding through future equity issuances and through short-term and long term borrowing in order to finance ongoing operations and the construction of cellular towers. The ability of the Company to raise capital will depend on market conditions and it may not be possible for the Company to issue shares on acceptable terms or at all.

1.6 Share Capital

As at June 30, 2022, the Company had 119,258,849 common shares issued.

1.7 Share Purchase Warrants

As at June 30, 2022, the Company had 1,468,434 warrants issued and outstanding.

1.8 Stock Options

As at June 30, 2022, the Company had 950,000 stock options issued and outstanding of which all the options are exercisable.

1.9 Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed. The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company's financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

1.10 Transactions with Related Parties

Loans payable to related parties include loans and advances received from related individuals and companies. As at June 30, 2022 and June 30, 2021, the Company has the following loan balances with related parties:

June 30, 2022 $	Dec 31, 2021 $	Currency	Rate %	Terms
1,952,183	1,560,394	US$	12% - 18%	Unsecured, due on demand
-	-	Colombian Pesos	0%	Unsecured, due on demand
-	-	Argentinian Pesos	18%	Unsecured, due on demand
1,952,183	1,560,394

During the period ended June 30, 2022, the Company has incurred interest expense of $60,829 (US$47,595) (June 30, 2021 - $102,976 (US$83,910)) in connection with the related party loans noted above. As at June 30, 2022, $209,564 (December 31, 2021 - $168,741) of unpaid interest and loan penalties have been included within interest payable on the consolidated statement of financial position.

Key management personnel receive compensation in the form of short-term employee benefits, share-based payments, and post-employment benefits. Key management personnel include the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer. The remuneration of key management is as follows (expressed in US$):

	2022	2021

Consulting fees paid to the CEO	157,615	132,000
Consulting fees paid to the COO	127,176	102,000
Consulting fees paid to the CFO	-	17,000
	284,791	251,000

The remuneration of the CEO/COO/CFO are included in professional fees and consulting in the consolidated statements of comprehensive loss.

As at June 30, 2022, $465,691 (December 31, 2021 - $351,205) of related party payables are included in accounts payable and accrued liabilities in the consolidated statement of financial position. The amounts are non-interest bearing and due on demand.

1.11 Subsequent Events

On August 2022, T3 Ecuador increased its share capital to USD 5,000,000, debt for USD 4,000,000 was capitalized and a collaboration agreement with a family office was also signed.

1.12 Changes in Accounting Policies

The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited financial statements of the Company as at December 31, 2021.

The condensed consolidated interim financial statements should be read in conjunction with the Company's audited financial statements for the period ended December 31, 2021.

The following is a summary of significant accounting policies used in the preparation of the consolidated financial statements:

  Loss per Share
  Revenue recognition
  Foreign currency translation
  Property and equipment
  Intangible asset
  Impairment
  Share Capital
  Share-based payments
  Income taxes
  Provisions
  Financial Instruments
  IFRS-16 Leases (implemented in 2019)
  IFRS-11 Joint Arrangements

1.13 Financial Instruments and Other Instruments

As at June 30, 2022, the Company's financial instruments consist of cash, amounts receivable, other receivables, bank indebtedness, accounts payable and accrued liabilities, customer deposits, interest payable, promissory note payable, convertible debentures, loans payable, loans from related parties, bonds payable and lease liabilities.

The Company provides information about financial instruments that are measured at fair value, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

• Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

• Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

• Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

Cash is measured using level 1 fair value inputs.  The carrying values of the amounts receivable, other receivables, bank indebtedness, accounts payable and accrued liabilities, customer deposits, interest payable, promissory note payable, convertible debentures, loans payable and loans from related parties approximate their fair values because of the short-term nature of these instruments. The bond payable and lease liabilities is classified as level 3.

The Company is exposed to varying degrees to a variety of financial instrument related risks:

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. To minimize the credit risk the Company places cash with a high credit quality financial institution.

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management's expectations. The Company's credit risk with respect to accounts receivable and maximum exposure thereto is $4,339,898 (2021 - $4,819,388). Accounts receivable are shown net of provision of credit losses of $ 99,528 (2021 - $76,517).

Interest rate risk

Interest rate risk is the risk that future cash flows of the Company's assets and liabilities can change due to a change in interest rates. Loans payable have a fixed interest rate between 6,2% and 18%, and cash earns interest at a nominal rate. The Company is not exposed to significant interest rate risk.

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company's objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due.  The Company uses cash to settle its financial obligations as they fall due.  The ability to do this relies on the Company's ability to collect its revenue in a timely manner, continuous support from shareholders and investors and maintain sufficient cash on hand.  To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board of Directors considers securing additional funds through issuances of equity and debt or partnering transactions.

The Company monitors its risk of shortage of funds by monitoring the maturity dates of existing trade and other accounts payable. The following table summarizes the maturities of the Company's financial liabilities as at December 31, 2021 based on the undiscounted contractual cash flows:

	Carrying amount	Contractual cash flows	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
	$	$	$	$	$	$
Accounts payable and accrued liabilities	10,876,313	10,876,313	10,876,313	-	-	-
Interest payable	1,102,830	1,102,830	445,477	-	-	657,353
Loans payable	22,988,718	22,988,718	7,137,966	1,012,228	-	14,838,525
Loans from related parties	1,952,183	1,952,183	1,952,183	-	-	-
Bonds payable	1,774,055	1,774,055	1,746,655	27,400	-	-
Lease liability	2,588,549	8,999,998	830,708	2,466,052	1,441,331	4,261,907
Total	41,282,648	47,694,097	22,989,301	3,505,680	1,441,331	19,757,785

The Company has a working capital deficiency as of June 30, 2022 of $25,023,397. Customer deposits consist of funds received from customers in advance of towers sold. As of June 30, 2022, the Company received $5,162,553 (December 31, 2021 - $5,301,501) in customer deposits.

Currency Risk

The Company generates revenues and incurs expenses and capital expenditures primarily in Canada, Colombia, Ecuador, USA and Mexico and is exposed to the resulting risk from changes in foreign currency exchange rates. Some administrative and head office related expenses are incurred in Canada. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. A significant change in the currency exchange rates between the Canadian dollar relative to the Colombia Peso, Argentina Peso US dollars or Mexican Peso could have a material adverse effect on the Company's results of operations, financial position and/or cash flows. The Company has not hedged its exposure to currency fluctuations.

At June 30, 2022, the Company had the following financial instruments denominated in foreign currencies:

	Argentina Pesos	Colombian Pesos	Mexican Pesos	United States Dollars	Total
	$	$	$	$	$

Cash	19,967	1,335,796	937	96,090	1,452,520

Amounts receivable	399,132	2,806,086	463,739	354,233	4,023,190

Accounts payable and accrued liabilities	(223,981)	(5,867,353)	(574,980)	(1,906,835)	(8,573,148)

Customer deposits	-	(4,232,627)	(927,994)	(1,931)	(5,162,553)

Interest payable	-	(746,101)	-	(35,879)	(781,980)

Lease liability	-	(2,282,782)	(95,213)	(210,554)	(2,588,549)

Loans payable	-	(16,559,477)	(120,416)	(5,858,193)	(22,538,086)

Other payables	-	(1,931,632)	-	-	(1,931,632)
Net	194,848	(27,478,089)	(1,253,927)	(7,563,069)	(36,100,237)

1.14 Estimates

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  Significant areas requiring the use of management estimates include the following:

(i)  Intangible Assets - useful lives

The Company records intangible assets purchased in a business combination at their fair value.  Determining fair value requires management to use estimates that could be material.  Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses.  Amortization is recorded on a straight-line basis based upon management's estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

(ii) Inputs into Black-Scholes model

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued first at the fair value of services received, and if this not readily determinable, at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of services performed, and if the fair value of the services performed is not readily determinable, at the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based compensation transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield. The fair value of the underlying common shares is assessed as the quoted market price on grant date. The assumptions and models used for estimating fair value for share-based compensation transactions are discussed in Note 18. Actual results may differ from these estimates and assumptions.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

(iii)  Property and Equipment - useful lives

Amortization is recorded on a declining balance basis based upon management's estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of the physical condition, technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of towers and equipment resulting in a change in related amortization expense.

(iv) Incremental borrowing rate

The Company uses estimation in determining the incremental borrowing rate used to measure the lease liabilities. This rate represents the rate that the Company would incur to obtain the funds necessary to purchase the asset of a similar value, with similar payment terms and security in similar economic environment.

v)  Allowance for credit losses

The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer's credit worthiness on an account by account basis. Uncertainty relates to the actual collectability of customer balances that can vary from the Company's estimation. At June 30, 2022, the Company has an allowance for doubtful accounts of $99,528 (2021 - $76,517).

vi) Discount rate used for convertible debentures

The carrying value of the convertible debentures is subject to management's estimates in determining an appropriate discount rate based on similar instruments with no conversion features.

vii) Recoverability of asset carrying values

Determining the amount of impairment of goodwill, intangible assets, and property and equipment requires an estimation of the recoverable amount, which is defined as the higher of fair value less the cost of disposal or value in use. Many factors used in assessing recoverable amounts are outside of the control of management and it is reasonably likely that assumptions and estimates will change from period to period.

viii) Fair value of assets acquired in a business combination

The determination of fair value of assets acquired requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of the assets acquired require judgment and include estimates of future cash flows.

Use of Judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments with a significant risk of material adjustment in the year:

(i)  Going concern

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company is aware that material uncertainties related to events or conditions may cast significant doubt upon the Company's ability to continue as a going concern.

(ii) Income taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of the consolidated financial statements.

(iii) Determination of control in business acquisitions

The determination of the acquirer in business acquisitions is subject to judgment and requires the Company to determine which party obtains control of the combining entities. Management applies judgment in determining control by assessing the following three factors: whether the Company has power; whether the Company has exposure or rights to variable returns; and whether the Company has the ability to use its power to affect the amount of its returns. In exercising this judgment, management reviewed the representation on the Board of Directors and key management personnel, the party that initiated the transaction, and each of the entities' activities.

The assessment of whether an acquisition constitutes a business is also subject to judgment and requires the Company to review whether the acquired entity contains all three elements of a business, including inputs, processes and the ability to create output.

(iv)  Intangible Assets - impairment

The application of the Company's accounting policy for intangible assets expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available.  If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

(v) Compound financial instruments

In accordance with the substance of the contractual arrangement, convertible debentures are compound financial instruments that are accounted for separately by their components: a financial liability and an equity instrument.

The identification of convertible debenture components is based on interpretations of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount factors and the presence of any derivative financial instruments.

(vi)  Asset held-for-sale and discontinued operations

Judgment is required in determining whether an asset meets the criteria for classification as "assets held for sale" in the consolidated statements of financial position. Criteria considered by management include the existence of and commitment to a plan to dispose of the assets, the expected selling price of the assets, the expected timeframe of the completion of the anticipated sale and the period of time any amounts have been classified within assets held for sale. The Company reviews the criteria for assets held for sale each period and reclassifies such assets to or from this financial position category as appropriate. In addition, there is a requirement to periodically evaluate and record assets held for sale at the lower of their carrying value and fair value less costs to sell.

Judgment is applied in determining whether disposal groups represent a component of the entity, the results of which should be recorded as discontinued operations in the consolidated statements of comprehensive loss.

(vii)  Property and Equipment and intangibles - impairment

At the end of each reporting period, management makes a judgment whether there are any indications of impairment of its property and equipment and intangibles. If there are indications of impairment, management performs an impairment test on a cash-generating unit basis. The impairment test compares the recoverable amount of the asset to its carrying amount. The recoverable amount is the higher of the asset's value in use (present value of the estimated future cash flows) and its estimated fair value less costs of disposal.

(viii)  Determination of functional currency and hyperinflationary economies

The determination of the functional currency for the Company and its subsidiaries was based on management's judgment of the underlying transactions, events and conditions relevant to each entity. The determination of whether an entity operates in a hyperinflationary economy was based on management's judgment of the underlying economic condition of the country the entity operates in.

(ix) Application of IFRS 16

The Company applies judgment in determining whether the contract contains an identified asset, whether the Company has the right to control the asset, and the lease term. The lease term is based on considering facts and circumstances, both qualitative and quantitative, that can create economic incentive to exercise renewal options.

(x) Modification versus extinguishment of financial liability

Judgment is required in applying IFRS 9 Financial Instruments to determine whether the amended terms of the loan agreement is a substantial modification of an existing financial liability and whether it should be accounted for as an extinguishment of the original financial liabilities

1.15 Other MD&A Requirements

For more information about the Company, see http://www.toweronewireless.com/. The Company has not filed an AIF Annual Information Form.

Disclosure of Outstanding Share Data

As of the reporting date, there were 119,258,849 common shares issued and outstanding.

Risk Factors

The Company is focused on more select market introduction and development primarily on building towers in municipalities while instituting cost control of product development. The failure to generate future sales in the Company's main products could have a significant and adverse effect on the Company.

The Company success will depend in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse effect on the Company. The Company does not anticipate having key person insurance in effect for management. The contributions of these individuals to the immediate operations of the Company are of central importance. In addition, there can be no assurance that the Company will be able to continue to attract and retain all personnel necessary for the development and operation of its business.

The Company has incurred a net loss for the period ended June 30, 2022 of $2,514,530 and has a deficit of $36,183,580. During 2021 the company was able to enter into a long term financial agreement with commercial banks for up to $25 million (COP $31,632,000,000), (COP $40,463,000,000) and (COP 8,000,000,000) and also entered into an agreement with a local partner in Colombia with a 7 year term for construction projects of over 300 towers. The partner is committed to spend 25% of the construction cost, this will help the company to mitigate the financial risk due to the short term financing.